Exhibit 3.5
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
MEADE INSTRUMENTS CORP.,
a Delaware corporation
Meade Instruments Corp., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (this “Corporation”), DOES HEREBY CERTIFY:
FIRST: That at a meeting of the Board of Directors (the “Board”) of this Corporation, the Board adopted a resolution setting forth a proposed amendment of the Certificate of Incorporation of this Corporation. The resolution setting forth the proposed amendment is as follows:
“RESOLVED, that, subject to stockholder approval in accordance with the Delaware General Corporation Law, the first paragraph of Article IV of the Certificate of Incorporation of this Corporation is amended to read in its entirety as follows:
ARTICLE IV
CAPITAL STOCK
The Corporation is authorized to issue two classes of capital stock, designated respectively “Common Stock” and “Preferred Stock.” The total number of shares of stock which the Corporation shall have authority to issue is Three Million Five Hundred Thousand (3,500,000) shares, consisting of Two Million Five Hundred Thousand (2,500,000) shares of Common Stock, $0.01 par value per share, and One Million (1,000,000) shares of Preferred Stock, $0.01 par value per share. Upon the effectiveness of the Certificate of Amendment of Certificate of Incorporation including this sentence, each twenty (20) shares of the Corporation’s Common Stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and changed into one (1) share of Common Stock, par value $0.01 per share, of the Corporation. No fractional shares shall be issued and, in lieu thereof, any holder who would otherwise be entitled to less than one share of Common Stock shall, upon surrender of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, be entitled to receive cash for such holder’s fractional share based upon the closing sales price of the Corporation’s Common Stock as reported on the NASDAQ Capital Market on the date this Certificate of Amendment to the Certificate of Incorporation of the Corporation is filed with the Secretary of State of the State of Delaware.”
SECOND: That thereafter, pursuant to a resolution of the Board, the Annual Meeting of the Stockholders of this Corporation was duly called and held, upon notice in accordance with Section 222 of the Delaware General Corporation Law, at which meeting the necessary number of shares as required by statute were voted in favor of the above amendment.
THIRD: That the above amendment was duly adopted in accordance with the applicable provisions of Section 222 and 242 of the Delaware General Corporation Law.
FOURTH: That this Certificate of Amendment of Certificate of Incorporation shall be effective at 5:00 p.m., Eastern time, on August 7, 2009.
IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment of Certificate of Incorporation to be signed by its duly authorized officer this 7th day of August, 2009.

MEADE INSTRUMENTS CORP.
By:	/s/ Steven G. Murdock
Steven G. Murdock
Chief Executive Officer